UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 24, 2020

WILLSCOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

901 S. Bond Street, #600

Baltimore, Maryland 21231

(Address, including zip code, of principal executive offices)

(410) 931-6000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Principal U.S. Public Trading Market
Class A common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market
Warrants to purchase Class A common stock(1)	WSCWW	OTC Markets Group Inc.
Warrants to purchase Class A common stock(2)	WSCTW	OTC Markets Group Inc.

(1)	Issued in connection with the initial public offering of Double Eagle Acquisition Corp., the registrant’s legal predecessor company, in September 2015, which are exercisable for one-half of one share of the registrant’s Class A common stock for an exercise price of $5.75.
(2)	Issued in connection with the registrant’s acquisition of Modular Space Holdings, Inc. in August 2018, which are exercisable for one share of the registrant’s Class A common stock at an exercise price of $15.50 per share.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On June 24, 2020, WillScot Corporation (“WillScot”) held a special meeting of its stockholders (the “Special Meeting”) to vote on the proposals identified below, each of which is described in detail in the definitive joint proxy statement/prospectus, dated May 6, 2020, which WillScot filed with the U.S. Securities and Exchange Commission and first mailed to WillScot’s stockholders on or about May 8, 2020, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of March 1, 2020, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 28, 2020 (as so amended, the “Merger Agreement”), by and among WillScot, Picasso Merger Sub, Inc., a wholly owned subsidiary of WillScot (“Merger Sub”) and Mobile Mini, Inc. (“Mobile Mini”), pursuant to which, at the effective time, Merger Sub will merge with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of WillScot (the “Merger”).

At the Special Meeting, the WillScot stockholders voted on three proposals, as set out below. The WillScot stockholders approved all three proposals. The number of votes cast for or against, and any abstentions, with respect to each proposal is set out below:

Proposal 1: WillScot Stock Issuance

To approve the issuance of shares of WillScot’s Class A common stock, par value $0.0001 per share, to the stockholders of Mobile Mini as merger consideration. The results of the vote taken were as follows:

For	Against	Abstain	Broker Non-Vote
108,100,910	6,761	718,649	N/A

Proposal 2: Combined Company Charter Amendment

To approve and adopt the amended and restated certificate of incorporation of WillScot, to be renamed WillScot Mobile Mini Holdings Corp. at the closing of the Merger. The results of the vote taken were as follows:

Class A Common Stock

For	Against	Abstain	Broker Non-Vote
80,389,639	19,696,409	715,853	N/A

Class B Common Stock

For	Against	Abstain	Broker Non-Vote
8,024,419	0	0	N/A

Class A Common Stock and Class B Common Stock

For	Against	Abstain	Broker Non-Vote
88,414,058	19,696,409	715,853	N/A

Proposal 3: 2020 Incentive Plan

To amend and restate, in its entirety, the WillScot Corporation 2017 Incentive Award Plan, as amended, as the WillScot Mobile Mini Holdings Corp. 2020 Incentive Award Plan. The results of the vote taken were as follows:

For	Against	Abstain	Broker Non-Vote
107,822,912	278,165	725,243	N/A

Proposal 4: Adjournment of the Meeting

To vote on a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the WillScot Stock Issuance Proposal and the Combined Company Charter Amendment Proposal.

The adjournment proposal was not called to vote because there were sufficient votes at the time of the Special Meeting to approve the WillScot Stock Issuance Proposal and the Combined Company Charter Amendment Proposal.

Item 8.01	Other Events.

On June 24, 2020, WillScot and Mobile Mini issued a joint press release announcing the results of the Special Meeting and the special meeting of Mobile Mini stockholders held on June 24, 2020. A copy of this joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
99.1	Joint Press Release, dated June 24, 2020, issued by WillScot Corporation and Mobile Mini, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Corporation

	By:	/s/ Hezron Timothy Lopez
Dated: June 24, 2020		Name: Hezron Timothy Lopez
		Title:	Vice President, General Counsel & Corporate Secretary